December 10, 2014

Maureen A. Meredith

(617) 951-7239

maureen.meredith@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sonny Oh, Esq.

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-6161)–Responses to Comments on Post-Effective Amendment No. 172

Dear Mr. Oh:

I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 172 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on October 15, 2014 for the purpose of registering Institutional Class shares of the AllianzGI Wellness Fund (to be renamed AllianzGI Health Sciences Fund), a series of the Trust (the “Fund”). We received your oral comments regarding the Amendment via telephone on November 26, 2014. Summaries of your comments and the Trust’s responses are set forth below. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 173 to the Trust’s Registration Statement, which will be filed on December 11, 2014, pursuant to Rule 485(b) under the Securities Act.

General

1.	Comment: If the Fund intends to distribute a Summary Prospectus, please provide a draft of the legend it intends to use as required by Rule 498(b)(1)(v) of the Securities Act.

Response: The Fund intends to make use of a Summary Prospectus to satisfy prospectus delivery obligations in reliance on Rule 498 under the Securities Act. The Fund currently offers four share classes (Class A, Class B, Class C and Class D) through a prospectus dated August 29, 2014. Institutional Class shares of the Fund will be marketed to investors using a prospectus offering both Institutional Class shares of the Fund and the Fund’s existing share classes. The legend appearing in the Fund’s Summary Prospectus will read as follows:

Before you invest, you may want to review the Fund’s statutory prospectus, which contains more information about the Fund and its risks. You can find the Fund’s statutory prospectus and other information about the Fund, including its statement of additional information (SAI) and most recent reports to shareholders, online at http://us.allianzgi-literature.com/library/productDocuments. You can also get this information at no cost by calling 1-800-988 8380 for Class A, Class B and Class C shares and 1-800-498-5413 for Institutional Class and Class D shares or by sending an email request to agid-marketingproduction@allianzinvestors.com. This Summary Prospectus incorporates by reference the Fund’s entire statutory prospectus and SAI, each dated August 29, 2014, as further revised or supplemented from time to time.

2.	Comment: Please confirm that the Trust will comply with General Instruction C.3(g) to Form N-1A.

Response: The Trust confirms that it will comply with General Instruction C.3(g) to Form N-1A.

3.	Comment: On the facing sheet for the Fund’s filing under Rule 485(b) under the Securities Act (the “485(b) Amendment”), please include the following captions: “Approximate Date of Proposed Public Offering” and “Title of Securities Being Registered.”

Response: The requested change has been made.

4.	Comment: Please provide all information omitted from or placed in brackets in the Amendment in advance of the effective date of the Amendment.

Response: The Trust confirms that all outstanding information will be filed with the Commission in the 485(b) Amendment.

5.	Comment: On the front cover pages of the Prospectus and Statement of Additional Information (“SAI”), please provide the exchange ticker symbol for Institutional Class shares of the Fund.

Response: The requested change has been made.

Prospectus

6.	Comment 6(a): In the Fund’s Fund Summary, please revise the fee table information to conform to the presentation required by in Item 3 of Form N-1A.

Response: The Trust respectfully submits that the Fund’s fee table is presented in a user-friendly and Form-compliant manner. The Trust notes that the sample form of fee table in Item 3 of Form N-1A contemplates a single share class. The Amendment was filed to register a new share class of the Fund, and the new Institutional Class shares of the Fund will be marketed to investors using a prospectus covering four additional share classes of the Fund as well as multiple other series of the Trust. The Trust notes that General Instruction C.3(c) to Form N-1A provides that, “[w]hen disclosure is provided for more than one Fund or Class, the disclosure should be presented in a format designed to communicate the information effectively.” The Trust respectfully submits that the format of the Fund’s fee table is designed to communicate effectively information relating to multiple share classes. The Trust believes that the current format of the Fund’s fee table is compliant with Form N-1A and useful to investors, and therefore respectfully declines to make the requested change.

Comment 6(b): In the Annual Fund Operating Expenses table in the Fund Summary of the Fund, please include interest and dividend expenses on securities sold short as part of the “Other Expenses” column if applicable and such expenses are a significant expense of the Fund and do not rise to the level of triggering disclosure in the Annual Fund Operating Expenses table with respect to the periods currently covered.

Response: The Trust confirms that the Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A as to interest and dividend expenses on securities sold short. Although the Fund retains flexibility to engage in short sales, the Trust confirms that interest and dividend expenses on securities sold short are not a significant expense of the Fund.

7.	Comment 7(a): The Staff notes that it appears the Fund invests primarily in common stocks, preferred stocks, convertible securities and warrants. Please describe common stocks, preferred stocks, convertible securities and warrants in the Fund’s principal investment strategies disclosure and add any attendant risks, where applicable.

Response: The section titled “Principal Investment Strategies of the Fund” has been revised to include disclosure regarding the Fund’s investments in common stocks, preferred stocks, convertible securities and warrants. The Trust has revised the fifth to last sentence in the first paragraph of the Fund’s Principal Investments and Strategies as follows (new language denoted by underline):

The Fund will invest primarily in common stocks and other equity securities, such as preferred stocks, convertible securities and warrants.

In declining to revise disclosure to further describe the above-referenced instruments, the Trust respectfully notes that other sections of the Registration Statement include detailed disclosure regarding common stocks, preferred stocks, convertible securities and warrants. For example, in the Prospectus, within the section titled “Characteristics and Risks of Securities and Investment Techniques,” the sub-sections titled “Common Stocks and Other Equity Securities” and “Convertible Securities,” and, in the SAI, within the section titled “Investment Objectives and Policies,” the sub-sections titled “Preferred Stock,” “Convertible Securities and Synthetic Convertible Securities” and “Rights and

Warrants to Purchase Securities” each contain detailed disclosure regarding investments in the above-referenced instruments. The Trust believes its current disclosure is sufficient and organized in a way that is helpful to investors.

The Trust also respectfully submits that the existing risk disclosure adequately discloses the risks of investing in common stocks and other equity securities, such as preferred stocks, convertible securities and warrants. The Trust notes that Equity Securities Risk addresses the risks of investing in common stock, preferred stock, convertible securities and warrants, and that Emerging Markets Risk, IPO Risk, Non-U.S. Investment Risk and Smaller Company Risk also address the risks associated with certain types of equity securities in which the Fund may invest.

Comment 7(b): Please review the Fund’s disclosure to ensure that it accurately describes the types of derivatives the Fund will use as a part of its principal investment strategies as well as the related risks. In connection with this comment, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response: The referenced disclosures have been reviewed, and the Trust believes that such disclosures are consistent with the referenced letter.

Comment 7(c): Please confirm that the Fund segregates an appropriate amount of assets to cover its obligations in connection with total return swaps.

Response: The Trust evaluates the Fund’s derivative positions for purposes of asset segregation, including in connection with total return swaps, based on the value of the Fund’s obligation under the derivatives instrument (which may include market value or notional value, depending on the circumstances), in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. The Trust understands that the Staff may develop further guidance in this area, which could affect the Fund’s future operations.

Comment 7(d): If the Fund intends to write credit default swaps as part of its principal investment strategies, please confirm that the Fund will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The Trust confirms that the Fund does not currently intend to write credit default swaps as part of its principal investment strategies.

8.

Comment 8(a): Please remove the following paragraph in the section titled “Principal Risks” within the Fund Summary of the Fund as the disclosure is neither required nor permitted to be included in the Risk/Return Summary: “Please see ‘Summary of Principal Risks’ in the Fund’s Prospectus for a more detailed description of the Fund’s risks. It is possible to lose money on an investment in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

Response: With respect to the first sentence of the above-referenced paragraph, the Trust respectfully submits that the cross-reference noted remains appropriate in the Fund Summary. While the descriptions of the Fund’s principal risks within the Fund’s Fund Summary stand on their own, the cross-reference helpfully directs readers to where they may find more detailed information with respect to each risk if desired. The Trust submits that such a cross-reference provides a vital link in effectively implementing a “layered” disclosure framework as embodied in Form N-1A and Rule 498 under the Securities Act.

With respect to the second sentence of the above-referenced paragraph, the Trust notes that Item 4(b) of Form N-1A requires the Trust to summarize the principal risks of investing the Fund. The Trust respectfully submits it is appropriate and consistent with Item 4(b) to disclose in the “Principal Risks” section of the Fund’s Fund Summary that it is possible to lose money on an investment in the Fund, which is a risk of investing in the Fund.

With respect to the final sentence, the Fund is not advised by an insured depository institution. While the Fund is not currently sold through insured depository institutions, such an intermediary relationship involving an insured depository institution may arise in the future. As such, the Trust respectfully submits that it is appropriate to retain the statement required by Item 4(b)(1)(iii) of Form N-1A.

Comment 8(b): Please delete the words “Summary of” from “Summary of Principal Risks” in the section responding to Item 9 of Form N-1A.

Response: The Trust believes that the use of the heading “Summary of Principal Risks” regarding Form N-1A Item 9 informational requirements is consistent with Form N-1A disclosure requirements and not otherwise prohibited. Therefore, the Trust respectfully declines to make the requested change.

Comment 8(c): In the section titled “Principal Risks” in the Fund’s Fund Summary, please add the following disclosure: “An investment in the Fund is not a complete investment program and you should consider it just one part of your total investment program.”

Response: The Trust believes that the Fund’s current risk disclosure is appropriate and consistent with the requirements of Form N-1A and that the above-referenced sentence is not required by Form N-1A. Therefore, the Trust respectfully declines to make the requested change.

9.	Comment 9(a): Please revise the section titled “Performance Information” within the Fund’s Fund Summary to remove the following disclosure: “Similarly, for periods prior to a reorganization of the Fund, in which a predecessor fund was merged into the Fund, the performance information is based on the performance of the predecessor fund, adjusted to reflect certain fees and expenses paid by the particular share class of the Fund. These adjustments generally result in estimated performance results that are higher or lower than the actual results of the predecessor class and/or the predecessor fund, as the case may be, due to differing levels of fees and expenses paid.”

Response: The Trust believes that this disclosure is important and that removing the disclosure may render some of the performance information confusing to investors given the performance adjustments made in light of the fact that the Fund was a series of Dresdner RCM Global Funds, Inc. prior to its reorganization as a Fund of the Trust on February 1, 2002. The above-referenced disclosure is intended to summarize the performance adjustments made. Full details regarding performance adjustments are provided under “Additional Performance Information–Share Class Performance.” Given that the current disclosure provides investors with the necessary context to understand the presentation of share class performance since the Fund’s inception, the Trust respectfully declines to make the requested change.

Comment 9(b): In the table titled “Average Annual Total Returns,” please delete the line item “Institutional Class–Before Taxes.”

Response: It has been the general practice of funds advised by Allianz Global Investors Fund Management LLC (“AGIFM”), including the Fund, to include a new share class of an existing fund in the Average Annual Total Returns table and adjust the inherited performance of the new share class based on differences in class-specific expenses relative to the oldest prior-existing share class. As indicated in the section titled “Performance Information” in the Fund’s Fund Summary:

For periods prior to the inception date of a share class, performance information shown for such class may be based on the performance of an older class of shares that dates back to the Fund’s inception, as adjusted to reflect certain fees and expenses paid by the newer class….The Fund’s Institutional Class shares were not outstanding during the time periods shown. Although Institutional Class shares would have similar annual returns (because all the Fund’s shares represent interests in the same portfolio of securities), Institutional Class performance would be higher than Class A performance because of the higher expenses paid by Class A shares.

The Fund also discloses performance information for an existing class of the Fund (Class A), as required by Instruction 3 to Item 4(b)(2) of Form N-1A.

The Trust believes that its method of presenting adjusted performance is appropriate because it consistently uses the fees and expenses paid by the newer share class to adjust the older share class performance shown for periods prior to the inception of the newer share class.

10.	Comment: Please confirm the section titled “Institutional Class Shares–Payments to Financial Firms” and penultimate paragraph in the section titled “Fund Distributions” apply to Institutional Class shares of the Fund or remove the disclosure.

Response: While the section titled “Institutional Class Shares–Payments to Financial Firms” is generally applicable to Institutional Class shares of the Fund, the Trust confirms that it has revised the section to remove the portions that are inapplicable. The Trust notes that, although the payments described in the section in the 485(b) Amendment are not generally made with respect to Institutional Class shares, the Trust believes it is appropriate to retain the disclosure because the Trust’s distributor, Allianz Global Investors Distributors LLC, AGIFM or their affiliates could make the payments described in the future.

The Trust also confirms that the penultimate paragraph in the section titled “Fund Distributions” is applicable to Institutional Class shares of the Fund.

11.	Comment: Please confirm that the section of the Prospectus titled “Tax Consequences” and the section of the SAI titled “Taxation” have been updated and are current.

Response: The Trust confirms that each of the above-referenced sections will be updated in the 485(b) Amendment.

12.	Comment: Please revise the section titled “Characteristics and Risks of Securities and Investment Techniques” to distinguish between principal and non-principal strategies.

Response: The Trust respectfully submits that the disclosure in the section titled “Characteristics and Risks of Securities and Investment Techniques” is currently presented in a user-friendly and Form-compliant manner. The specific principal investment strategies applicable to the Fund are described in the Fund’s Fund Summary and are reiterated and expanded upon in the section titled “Principal Investments and Strategies of the Fund.” Further, the introduction to the section titled “Characteristics and Risks of Securities and Investment Techniques” currently states that: “This section provides additional information about some of the principal investments and related risks of the Fund identified in the Fund Summary and under “Principal Investments and Strategies of the Fund” and “Summary of Principal Risks” above.”

Because the principal investment strategies of the Fund are already clearly identified in multiple locations in the Prospectus, the Trust believes that further distinguishing between principal and non-principal strategies in the section titled “Characteristics and Risks of Securities and Investment Techniques” would increase the size of the Prospectus without enhancing the quality of the principal risk disclosure, in contravention of Rule 421(b)(4) under the Securities Act. The Trust furthermore notes that the “Characteristics and Risks of Securities and Investment Techniques” section tracks closely with the corresponding sections in the Trust’s prospectus for other series of the Trust, and that the Fund will be marketed to investors using a prospectus covering multiple series of the Trust. It would be impractical to attempt to reorder and cross-reference this section in a prospectus covering multiple series of the Trust, and therefore the Trust respectfully submits that it will continue to present this section for the Fund in a manner consistent with that which it uses for a multi-series prospectus.

Statement of Additional Information

13.	Comment: In the Interested Trustees, Independent Trustees and Executive Officer tables contained in the section of the SAI titled “Management of the Trust,” please replace the caption “Year of Birth” with “Age” and revise the disclosure within the tables accordingly.

Response: The Trust believes that its current disclosure is clear and that providing investors with an individual’s year of birth allows them to directly calculate such individual’s age. Given that there are currently nineteen individuals listed in the relevant tables, the Trust respectfully submits that including each individual’s year of birth, rather than his or her age, avoids an unnecessary administrative burden on the Trust, particularly in light of the fact that its Registration Statement is often updated throughout the year. Since investors may determine each Trustee and Officer’s age by referring to their year of birth, the Trust submits that its current disclosure is sufficient and not misleading.

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Tandy Representation

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call me (at 617-951-7239) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Maureen A. Meredith

Maureen A. Meredith, Esq.

cc:	Julian Sluyters
Thomas J. Fuccillo, Esq.
Debra Rubano, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Justin Hebenstreit, Esq.